Filer: Sprott Physical Silver Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: August 3, 2015

ONTARIO COURT AFFIRMS SPROTT OFFERS FOR CENTRAL GOLDTRUST AND SILVER BULLION TRUST AND REJECTS “DEFENSIVE TACTICS” DESIGNED TO PREVENT THE SPROTT OFFERS AND ENTRENCH TRUSTEES AND SPICER-CONTROLLED ADMINISTRATORS

Court Process Reveals True Nature of Central GoldTrust and Silver Bullion Trust Trustees:

•     Stark conflicts of interest in the form of payments to “independent” Trustees

•     Apathy towards unitholders while focusing on administrator fee preservation and entrenchment at the expense of unitholders

Court Strikes Down Amendments to the Central GoldTrust and Silver Bullion Trust Declarations of Trust (including Cash Redemption Features) Due to Improper Motives of Trustees

Sprott Intends to Extend Offers for Central GoldTrust and Silver Bullion Trust to September 18, 2015

TORONTO, August 3, 2015 — Sprott Asset Management LP (“Sprott” or “Sprott Asset Management”), together with Sprott Physical Gold Trust (NYSE:PHYS) (TSX:PHY.U) and Sprott Physical Silver Trust (NYSE:PSLV) (TSX:PHS.U) (the “Sprott Physical Trusts”), today announced that on July 31, 2015, the Ontario Superior Court of Justice dismissed the legal proceedings commenced by Central GoldTrust (“GTU”) and Silver Bullion Trust (“SBT”) against Sprott and the Sprott Physical Trusts and affirmed the validity of the Sprott offers for GTU and SBT (the “Sprott offers”), respectively.

In response to the Sprott offers, GTU and SBT Trustees commenced legal proceedings which sought to stop the Sprott offers and prevent unitholders from being able to make a choice in how their investments are managed. As part of this process, the Trustees of GTU and SBT also unilaterally adopted amendments to their declarations of trust. Through the legal proceedings, a number of important discoveries have been made, including:

•                  GTU and SBT Trustees were acutely aware of the significant discount to net asset value (“NAV”) occurring at the trusts over the past two years, but took no meaningful steps to address this issue, even in the face of significant and mounting investor concerns.

•                  Several Trustees of GTU and SBT, including their Chairman and CEO, their Lead Trustee and the Head of their Special Committees, have personal financial interests that directly conflict with the interests of unitholders.

•                  Of particular concern to GTU and SBT unitholders should be the situation relating to the lead “independent” Trustee, and Chair of GTU’s and SBT’s respective corporate governance and nominating committees, Mr. Ian McAvity who:

•                  It has been revealed has an arrangement with the Spicer family-controlled administrator of physical bullion vehicle Central Fund of Canada Limited pursuant to which he receives 6% of the gross revenue of such administrator for life, the details of which have never been publicly disclosed;

•                  Has received, and continues to receive, millions of dollars from the Spicer family under this royalty alone.  In the past three years, Mr. McAvity received CDN$1.4 million from this arrangement.  From 2005 through 2014, Mr. McAvity received CDN$3.3 million;

•                  Leads the GTU and SBT board committee responsible for evaluating and reporting on the performance of the Spicer family-controlled administrators, despite receiving millions of dollars from Spicer family vehicles. While receiving such payments, Mr. McAvity has (perhaps not surprisingly) reported that the performance of the Spicer family administrators has been “excellent” despite the significant trading discounts to NAV and the fact that GTU and SBT have substantially underperformed similar vehicles including the Sprott Physical Trusts.

•                  The Chair of the Audit Committee and Special Committee of each of GTU and SBT, Mr. Bruce Heagle and his family have long-standing personal and professional ties to the Spicer family and Mr. Heagle’s 84 year old father continues to receive “consulting” fees from a Spicer family bullion administration vehicle.

•                  GTU and SBT Trustees stand to lose millions of dollars in annual fees and personal compensation if the Sprott offers are successful.

Although the Trustees of GTU and SBT publicly claimed that their legal proceeding and purported amendments to the declarations of trust were being made to protect or benefit GTU and SBT unitholders, the Court determined that the motivation behind the amendments was principally to thwart the Sprott offers and accordingly, declared those amendments invalid.

“We are pleased that the Court has affirmed our exchange offers and invalidated the defensive tactics attempted by the Spicer group and the conflicted trustees. It is unfortunate that unitholders have not only had to endure years of underperformance, but that their trustees are now spending millions of dollars of unitholder funds to seemingly advance their own personal interests, further decreasing the value of GTU and SBT units in the process,” said John Wilson, CEO of Sprott Asset Management. “It is time for GTU and SBT unitholders to choose a guardian for their assets who will actively work to ensure they receive full value for their bullion investments.”

Extension of Sprott Offers until September 18, 2015

Sprott and the Sprott Physical Trusts today also announced that they intend to extend the expiry time of the Sprott offers to 5:00 p.m. (Toronto time) on September 18, 2015. Notices of extension and variation will be filed in due course.

Added John Wilson, “Unitholders now have additional time to review the facts and see for themselves that being part of Sprott will provide them with immediately enhanced value and ownership of liquid, transparent and secure physical bullion investments that will better reflect the value of their bullion.”

The decision to extend the deadlines of both tender offers ensures that GTU and SBT unitholders will have sufficient time to review and act on the significant benefits available to them through the Sprott tender offers. For more information, unitholders can visit www.sprottadvantage.com

GTU and SBT unitholders who wish to tender and receive immediate value for their units are encouraged to do so today.

GTU and SBT unitholders who have questions regarding the Sprott offers are encouraged to contact Kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

Additional Details of the Sprott Offers

Each Sprott offer is subject to conditions, including, but not limited to, the number of GTU or SBT units (as applicable) in respect of which an Exchange Offer Election or Merger Election (as such terms are defined in the Sprott offers) has been made, together with the number of GTU or SBT units (as applicable) held as of the Expiry Time (as such term is defined in the Sprott offers) by or on behalf of Sprott, if any, representing at least 66 2/3% of the then issued and outstanding GTU or SBT units (as applicable); the receipt of all necessary governmental or regulatory approvals; no material adverse change in relation to GTU or SBT; GTU, SBT and the Sprott Physical Trusts not being prohibited by applicable law from completing the Merger Transactions (as such term is defined in the Sprott offers); and no litigation or regulatory order that may jeopardize the Sprott offers, as described in the Offer Documents (as defined below).

Each Sprott offer will be open for acceptance until 5:00 p.m. (Toronto time) on September 18, 2015, unless extended or withdrawn. Concurrently with each of the Sprott offers and as contemplated under the declaration of trust of each of GTU and SBT, written consents, by way of a power of attorney granted to Sprott, requiring the approval of the holders of at least 66 2/3% of the GTU units and of the SBT units are being solicited as part of the letter of transmittal to, among other things, authorize a qualifying exchange as part of the relevant Merger Transaction with Sprott Physical Gold Trust and Sprott Physical Silver Trust, respectively; replace the trustees of GTU and SBT (other than administrator nominees), respectively, with nominees to be designated by Sprott; and amend the declaration of trust of each of GTU and SBT to provide that GTU and SBT units shall be redeemable on demand at NAV and to reduce the tender required for a compulsory acquisition to 66 2/3%. In order for units of GTU or SBT to be tendered to the Sprott offers, a depositing unitholder will be required to provide the written consent referred to above and appoint Sprott, or an affiliate thereof, as its attorney and proxy holder for, among other things, the purposes of redeeming such unitholder’s units of GTU or SBT, as applicable.

Full details of each Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation dated June 22, 2015, the Notice of Extension and Variation dated July 7, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, the applicable Sprott Physical Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each, as amended, a “Registration Statement”), which contains a prospectus relating to the applicable Sprott offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer for GTU. This news release is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO.

GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com.

Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and the Sprott Physical Trusts and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, success, completion and settlement of the Sprott offers, the value of the units of Sprott Physical Gold Trust and Sprott Physical Silver Trust received as consideration under the Sprott offers, reasons to accept the Sprott offers, the purposes of the Sprott offers, our ability to complete the transactions contemplated by the Sprott offers, the completion of the Merger Transactions, the outcome of any litigation surrounding the Sprott offers, and any commitment to acquire GTU and SBT units, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and the Sprott Physical Trusts identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU and SBT; that all required regulatory approvals for the Sprott offers will be obtained and all other conditions to completion of the Sprott offers will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading “Risk Factors” in each of the Sprott Physical Trusts’ most recent annual information forms and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor either Sprott Physical Trust assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning GTU and SBT

Except as otherwise expressly indicated herein, the information concerning GTU and SBT contained in this news release has been taken from and is based solely upon GTU’s and SBT’s public disclosure on file with the relevant securities regulatory authorities. Neither GTU nor SBT has reviewed this document or confirmed the accuracy and completeness of the information in respect of GTU or SBT contained in this news release. Although neither Sprott nor the Sprott Physical Trusts have any knowledge that would indicate that any information or statements contained in this news release concerning GTU or SBT taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Sprott, either Sprott Physical Trust or any of their respective trustees, directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by GTU or SBT to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Sprott and the Sprott Physical Trusts. Sprott and the Sprott Physical Trusts have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from GTU’s and SBT’s publicly available documents or records or whether there has been any failure by GTU or SBT to disclose events that may have occurred or may affect the significance or accuracy of any information.

About Sprott Asset Management LP

Sprott Asset Management LP is the investment manager to the Sprott Physical Trusts. Important information about each of the Sprott Physical Trusts, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for each of the Sprott Physical Trusts, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in the Sprott Physical Trusts. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott Physical Gold Trust or Sprott Physical Silver Trust, please visit sprottphysicalbullion.com.

For more information:

Glen Williams

Director of Communications

Sprott Group

Direct: 416-943-4394

or

For Canadian Media:
Ian Robertson

Kingsdale Shareholder Services

Vice President, Communications

Direct: 416-867-2333 or Cell: 647-621-2646

Or

For U.S. Media:

Dan Gagnier / Carissa Felger

Sard Verbinnen & Co.

212-687-8080

Source: Sprott Asset Management, Sprott Physical Gold Trust, Sprott Physical Silver Trust